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EXHIBIT 99.2

Suncor Energy reports fourth quarter results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports fourth quarter 2014 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (operating earnings, cash flow from operations, Oil Sands cash operating costs, return on capital employed (ROCE), and free cash flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations, production and cash operating costs exclude Suncor's interest in Syncrude's operations.

Calgary, Alberta (Feb. 4, 2015) – "Suncor has built a strong balance sheet in preparation for a lower crude price environment," said Steve Williams, president and chief executive officer. "Our focus on capital discipline has been integral to our financial strength. Most recently, we finished the year $300 million below our revised 2014 capital guidance of $6.8 billion, and we followed that up with an announcement to reduce our 2015 capital program by $1 billion in response to lower crude oil pricing. We have demonstrated our ability to spend within our means and plan on doing so through this downturn."

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Operating earnings of $386 million ($0.27 per common share) and net earnings of $84 million ($0.06 per common share).

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Cash flow from operations of $1.492 billion ($1.03 per common share).

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Continued focus on operational discipline and cost management enabled Oil Sands operations to decrease its cash operating costs per barrel to $34.45 for the quarter as compared to $36.85 in the prior year quarter.

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Record Firebag production during the fourth quarter, with production levels above nameplate capacity of 180,000 barrels per day (bbls/d).

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Achieved first oil at the Golden Eagle project in the U.K. North Sea, which is anticipated to ramp up to its peak production rate of approximately 18,000 barrels of oil equivalent per day (boe/d) (net) during 2015.

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Outlook for 2015 capital expenditures reduced by $1 billion to $6.2 to $6.8 billion, in addition to operating cost reduction targets in response to a lower crude price environment.

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Successful issuance of $750 million of U.S. dollar debt and $750 million of Canadian dollar debt, further improving the company's liquidity and better positioning Suncor during the price downturn.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Financial Results

Suncor Energy Inc. recorded fourth quarter 2014 operating earnings of $386 million ($0.27 per common share) and cash flow from operations of $1.492 billion ($1.03 per common share), compared to $973 million ($0.66 per common share) and $2.350 billion ($1.58 per common share), respectively, in the prior year quarter, reflecting a significantly lower crude price environment. Highlights of the fourth quarter included record Firebag production and high refinery utilization at Refining and Marketing despite planned maintenance. The decrease in operating earnings and cash flow from operations from the prior year quarter was driven by significantly lower upstream benchmark prices and a less favourable downstream business environment, partially offset by favourable foreign exchange rates. The decrease was also due to lower production volumes at Oil Sands Base operations, partially offset by higher Oil Sands In Situ production, higher production in Exploration and Production, due in part to the temporary ramp up of production in Libya, which has since been substantially shut in by the end of the fourth quarter and a recovery in share-based compensation expense.

For the twelve months ended December 31, 2014, free cash flow decreased to $2.097 billion, compared to $2.635 billion for the twelve months ended December 31, 2013.

Net earnings were $84 million ($0.06 per common share) for the fourth quarter of 2014, compared with net earnings of $443 million ($0.30 per common share) for the prior year quarter. Net earnings for the fourth quarter of 2014 were impacted by the same factors that influenced operating earnings described above and also included the impact of an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $302 million, compared to an after-tax foreign exchange loss of $259 million in the prior year quarter. In comparison, net earnings for the fourth quarter of 2013 included after-tax impairment charges, net of related provisions, of $340 million against assets in Exploration and Production and an after-tax recovery of $69 million related to the decision to not proceed with the Voyageur upgrader project.

Operating Results

Suncor's total upstream production was 557,600 boe/d in the fourth quarter of 2014, consistent with 558,100 boe/d in the prior year quarter, as increased maintenance in Oil Sands operations was offset by higher production in Exploration and Production.

Oil Sands operations production was 384,200 bbls/d in the fourth quarter of 2014, a decrease from 409,600 bbls/d in the prior year quarter, primarily due to unplanned maintenance at Upgrader 2, partially offset by record production of 182,200 bbls/d at Firebag.

Cash operating costs per barrel for Oil Sands operations decreased in the fourth quarter of 2014 to an average of $34.45/bbl, compared to $36.85/bbl in the prior year quarter due to lower cash operating costs in mining operations and maintenance activities, partially offset by higher natural gas input costs relative to the prior year quarter.

"Our continued dedication to cost management is delivering results. We reduced cash operating costs per barrel to $34.45 in the fourth quarter of 2014 despite higher natural gas input costs," said Williams. "We will continue to execute on our cost management strategies and, as reflected in our 2015 guidance, anticipate a further reduction of Oil Sands cash operating costs per barrel."

Suncor's share of Syncrude production decreased to 35,100 bbls/d in the fourth quarter of 2014 from 36,900 bbls/d in the prior year quarter, primarily due to unplanned maintenance.

Production volumes in Exploration and Production increased to 138,300 boe/d in the fourth quarter of 2014, compared to 111,600 boe/d in the prior year quarter, primarily due to temporary production from Libya and higher production at Terra Nova as a result of a ten-week off-station maintenance program in the fourth quarter of 2013. Production in Libya temporarily ramped up in the fourth quarter; however, further political unrest in December resulted in the Libya National Oil Company declaring force majeure on oil exports from two terminals, resulting in the company having to substantially shut in its operations by the end of the fourth quarter. The timing of a return to normal production levels remains uncertain.

During the fourth quarter of 2014, Refining and Marketing completed planned maintenance at the Montreal, Sarnia and Edmonton refineries. Average refinery utilization remained strong at 95%, despite this maintenance in the fourth quarter, compared to 91% in the prior year quarter. Modifications to the hydrocracking unit at the Montreal refinery were also completed in the quarter, which is expected to improve overall refinery yields.

Strategy Update

The current lower crude pricing environment has underscored the importance of our focus on capital discipline, operational excellence and long-term profitable growth. The company has reduced its 2015 guidance by $1 billion in its capital spending program to $6.2 to $6.8 billion, as well as implemented plans to reduce operating expenses by $600 million to $800 million over two years. As a result, Suncor will defer some projects that have not been sanctioned, without impacting projects critical to the company's continued safety, reliability and environmental performance. Suncor's strong balance sheet has positioned the company to move forward on both the Fort Hills and Hebron projects as planned, allowing the company to take advantage of the current economic environment. These projects are expected to produce first oil in 2017.

"Our commitment to capital discipline has put us in a better position to weather the price downturn," said Williams. "These efforts will also allow us to continue to advance long-life growth projects such as Fort Hills and Hebron."

In the fourth quarter of 2014, Suncor continued to deliver value to shareholders through $405 million in dividends ($0.28 per common share) and $493 million in share repurchases. Further repurchases have been suspended in response to the lower crude price environment.

Investing in Integration and Market Access

Suncor continued to focus on market access to optimize the company's value chain and increase the company's flexibility to take advantage of fluctuating market prices. Investments made during the quarter included increasing storage capacity near the U.S. Gulf Coast. During the fourth quarter, the company completed its first marine shipment of crude oil to the U.S. Gulf Coast and continued to transport inland crudes by rail to the Montreal refinery.

The company's integrated model and strong market access position resulted in Suncor capturing global-based pricing on volumes equivalent to 98% of its upstream production in the fourth quarter of 2014.

Oil Sands Operations

In the fourth quarter of 2014, Suncor completed planned coker maintenance at Upgrader 1 and further well pad development associated with the MacKay River facility debottleneck project as it continues to ramp up. A sanction decision on the MacKay River expansion project has been deferred as a result of the current lower crude price environment.

The 2015 capital budget in Oil Sands operations will be directed to projects focused on safety, environmental and reliability performance. The projects include reliability initiatives that improve the efficiencies of existing operations, in addition to planned maintenance and well pad start-up.

Oil Sands Ventures

Suncor has allocated approximately $1.6 billion of its revised 2015 capital budget to the Fort Hills mining project. Project activities in 2015 are expected to focus on completion of detailed engineering and continued ramp up of procurement and construction across all areas.

All critical milestones set for 2014 have been achieved on the Fort Hills mining project. In the fourth quarter of 2014, project activities remained focused on detailed engineering, procurement and field construction activities. The majority of long-lead procurement orders have been placed and fabrication is progressing as planned with components starting to be delivered to site. Detailed engineering activities were approximately 65% complete by the end of the fourth quarter. The project is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor's operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter.

Exploration and Production

Suncor has allocated nearly half of its 2015 growth capital budget towards advancing projects within Exploration and Production. The growth capital is concentrated on the Hebron, Golden Eagle and East Coast Canada extension projects. The company will continue to evaluate exploration opportunities in East Coast Canada, Norway and the U.K. as part of its long-term growth strategy.

The Golden Eagle project achieved first oil in late October ahead of schedule and is anticipated to ramp up to its peak production rate of approximately 18,000 boe/d (net) during 2015 as development drilling activities continue. The Hebron project remains on target for first oil in 2017 with the continuation of construction of the gravity-based structure and topsides in the fourth quarter of 2014 and into 2015.

The company has multiple field extension projects underway which leverage existing facilities and infrastructure. The Hibernia South Extension Unit (HSEU) project commenced water injection in the fourth quarter of 2014 with production expected to ramp up in the last half of 2015. Following the completion of subsea facilities for the South White Rose Extension (SWRX) project, drilling is expected to continue in 2015 with first oil anticipated in the second quarter of 2015. The HSEU and SWRX projects are expected to provide incremental production and extend the productive life of the existing fields. The co-owners of the White Rose Extension Project (WREP) have agreed to defer the project sanction decision in light of the current lower crude price environment.

During the fourth quarter, Suncor was a successful joint bidder for exploration licences off the east coast of Newfoundland. The successful bid comes with a commitment on exploration spending over the next six to nine years, with no significant spend planned in 2015.

Operating Earnings Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Net earnings	84	443	2 699	3 911
Unrealized foreign exchange loss on U.S. dollar denominated debt	302	259	722	521
Impairments(2)	—	563	1 238	563
Reserves redetermination(3)	—	—	(32)	—
Recognition of risk mitigation proceeds(4)	—	(223)	—	(223)
Gain on significant disposals(5)	—	—	(61)	(130)
Income tax charge(6)	—	—	54	—
Net impact of not proceeding with the Voyageur upgrader project(7)	—	(69)	—	58

Operating earnings(1)	386	973	4 620	4 700

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor's fourth quarter report to shareholders dated February 4, 2015 (the "Quarterly Report").

(2)
Reflects the second quarter of 2014 after-tax impairment charges of $718 million on the company's interest in the Joslyn mining project, $297 million against the company's Libyan assets, and

  $223 million related to certain assets in the Oil Sands segment. In the fourth quarter of 2013, the company recorded after-tax impairment charges of $563 million in the Exploration and Production segment against its assets in Syria, Libya and North America Onshore.

(3)
Reflects the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

(4)
Represents the recognition of after-tax risk mitigation proceeds of $223 million related to the company's Syrian assets.

(5)
Represents the after-tax gain on sale from the disposition of a significant portion of the company's natural gas business in Western Canada in the third quarter of 2013 and reflects the after-tax gain on sale from the disposition of the company's Wilson Creek natural gas assets in the third quarter of 2014.

(6)
Represents a current income tax and associated interest charge recorded in the third quarter of 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in the Oil Sands segment in a prior period.

(7)
Represents the cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations. In the fourth quarter of 2013, an after-tax recovery was recorded to reduce the previously estimated costs of not proceeding with the project.

Non-GAAP Financial Measures

Operating earnings are defined in the Non-GAAP Financial Measures Advisory section of the Quarterly Report and reconciled to GAAP measures in the Consolidated Financial Information section and Segment Results and Analysis section of the Quarterly Report. Cash flow from operations, free cash flow and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the Quarterly Report. Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the Quarterly Report and reconciled to GAAP measures in the Segment Results and Analysis section of the Quarterly Report.

These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions.

Forward-looking statements in this news release include references to: Suncor's plans to spend within its means during the commodity price downturn and the expectation of a further reduction of Oil Sands cash operating costs; the expectation of improvements to overall refinery yields as a result of modifications to the hydrocracking unit at the Montreal refinery completed in the fourth quarter; Suncor's plans to reduce operating expenses by $600 million to $800 million over two years; Suncor's budget and expectations around spend (anticipated to be between $6.2 to $6.8 billion) and projects for 2015, including in Oil Sands operations, where projects are expected to be directed towards safety, environmental and reliability performance, in Oil Sands Ventures, where project activities are anticipated to focus on completion of detailed engineering and continued ramp up of procurement and construction across all areas of Fort Hills, and in relation to Exploration and Production, where growth capital is anticipated to be concentrated on the Hebron, Golden Eagle and East Coast Canada extension projects; Suncor will continue to evaluate exploration opportunities in East Coast Canada, Norway and the U.K.; Fort Hills, which is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor's operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter; Golden Eagle, which is anticipated to ramp up to its peak production rate of approximately 18,000 boe/d (net) during 2015 as development drilling activities continue; Hebron, which remains on target for first oil in 2017; the SWRX project, with drilling expected to continue in 2015, with first oil anticipated in the second quarter of 2015; following the completion of subsea installation for the Hibernia Southern Extension Unit (HSEU) in 2013, drilling activities continued in the fourth quarter of 2014 and water injection commenced in November 2014 with production expected to ramp up in the last half of 2015; and the HSEU and SWRX projects, which are expected to provide incremental production and extend the productive life of the existing fields.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the Notices of Reassessment (NORs) received by Suncor from the Canada Revenue Agency, Alberta, Ontario and Quebec relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result, and (ii) Suncor may be required to post cash instead of security in relation to the NORs, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

The Quarterly Report and Suncor's Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2014, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company's profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights' Global 100. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

A full copy of Suncor's fourth quarter 2014 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor's fourth quarter results, visit suncor.com/webcasts.

Media inquiries:	Investor inquiries:
403-296-4000	800-558-9071
media@suncor.com	invest@suncor.com

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  EXHIBIT 99.2
Suncor Energy reports fourth quarter results